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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 45467

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09   AND ENDING 12/31/09
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFPC Distributors, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

760 Moore Road

(No. and Street)

King of Prussia   PA   19406

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew O. Tierney   610-382-3829

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

100 East Pratt Street, Suite 1900   Baltimore   MD   21202-1096

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Matthew O. Tierney_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _PFPC Distributors, Inc._ , as of _and for the year ended_ _December 31,_ , 20 _09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

JUDY C. CAMPBELL
NOTARY PUBLIC
STATE OF DELAWARE
My commission expires March 28, 2011

_____
Signature

Financial and Operations Principal
_____
Title

_____
Notary Public   Feb 25, 2010

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFPC Distributors, Inc.

Consolidated Financial Statements and
Unconsolidated Supplementary Information

For the Year ended December 31, 2009

Contents



PricewaterhouseCoopers LLP
100 East Pratt Street
Suite 1900
Baltimore MD 21202-1096
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To PFPC Distributors, Inc.:

In our opinion, the accompanying consolidated statement of financial condition and the related statement of income, statement of changes in stockholder's equity and statement of cash flows present fairly, in all material respects, the financial position of PFPC Distributors, Inc. and its subsidiaries (the "Company") at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2010

PFPC Distributors, Inc.

Consolidated Statement of Financial Condition

December 31, 2009

Assets

Current Assets:		
Cash and cash equivalents	$	6,186,993
Investments, at fair value		73
Accounts receivable, net of allowance for doubtful accounts of $2,874		3,646,827
Interest receivable		264
Due from Parent		29,507
Prepaid expenses		194,286
Total Current Assets		10,057,950
Fixed assets, net of accumulated depreciation of $36,982		0
Deferred tax asset		11,231
Income taxes receivable		180,733
Goodwill		714,363
Other assets		20,075
Total assets	$	10,984,352

Liabilities and stockholder's equity

Liabilities:		
Accounts payable	$	6,410,028
Related party payable		16,887
Accrued expenses		136,384
Other liabilities		47,432
Total liabilities		6,610,731
Stockholder's equity:		
Common stock, $1 par value, 200,000 shares authorized; 4 shares issued and outstanding		4
Additional paid-in capital		4,890,628
Accumulated deficit		(471,246)
Accumulated other comprehensive income/loss		(45,765)
Total stockholder's equity		4,373,621
Total liabilities and stockholder's equity	$	10,984,352

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Consolidated Statement of Income

For the Year Ended December 31, 2009

Revenues:		
Service fees	$	3,751,734
Investment income		25,471
Total revenues		3,777,205
Expenses:		
Employee compensation and benefits		1,669,310
Allocated support services		1,359,348
Professional and other services		1,104,235
General office expenses		170,216
Total expenses		4,303,109
Loss before income taxes		(525,904)
Income tax benefit		(179,143)
Net loss	$	(346,761)

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Consolidated Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/Loss	Total Stockholder's Equity
	Shares	Amount				
Balances at January 1, 2009	4	$ 4	$ 4,893,607	$ (124,485)	$ (55,516)	$ 4,713,610
Issuance of stock options	-	-	6,510	-	-	6,510
Tax benefit from exercise of PNC stock options	-	-	(9,489)	-	-	(9,489)
Minimum pension liability adjustment	-	-	-	-	9,751	9,751
Net loss	-	-	-	(346,761)	-	(346,761)
Balances at December 31, 2009	4	$ 4	$ 4,890,628	$ (471,246)	$ (45,765)	$ 4,373,621

The accompanying notes are an integral part of these financial statements.

4

PFPC Distributors, Inc.

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities:

Net loss			$	(346,761)
Adjustments to reconcile net loss to net cash used in operating activities:				
Deferred tax expense	$	43,421		
Stock option expense		6,510		
Minimum pension liability adjustment		9,751		
Tax benefit from exercise of PNC stock options		(9,489)		
Changes in current assets and liabilities				
Decrease in accounts receivable		539,747		
Decrease in investments at fair value		328		
Decrease in interest receivable		9,664		
Increase in Due from Parent		(29,507)		
Decrease in prepaid expenses		154,592		
Decrease in income taxes receivable		269,185		
Decrease in other assets		11,168		
Increase in related party payable		1,661		
Decrease in accounts payable		(340,032)		
Decrease in accrued expenses		(59,943)		
Decrease in Due to Parent		(116,287)		
Decrease in other liabilities		(250,850)		
Total adjustments				239,919
Net cash used in operating activities				(106,842)
Net decrease in cash and cash equivalents				(106,842)
Cash and cash equivalents at beginning of year				6,293,835
Cash and cash equivalents at end of year			$	6,186,993
Supplemental cash flows disclosure:				
Income tax payments			$	129,563
Income tax refunds			$	544,480

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Notes to Consolidated Financial Statements

December 31, 2009

1. Organization

PFPC Distributors, Inc. and its subsidiaries (the "Company") are wholly-owned subsidiaries of PNC Global Investment Servicing (US), Inc. (the "Parent") and indirect, wholly-owned subsidiaries of PFPC Trust Company ("Trust Co.") and The PNC Financial Services Group, Inc. ("PNC"), a publicly traded company.

The Company's wholly-owned subsidiaries include BB&T AM Distributors, Inc., MGI Funds Distributors, Inc., HighMark Funds Distributors, Inc. and Fairholme Distributors, Inc. The Company and its subsidiaries are broker-dealers registered with the Securities and Exchange Commission ("SEC"), pursuant to Section 15(b) of the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority ("FINRA").

The Company's business includes acting as an underwriter to investment companies (clients) in retailing and wholesaling mutual fund shares. The Company also provides sales support services to registered representatives of broker-dealers which have entered into selling agreements with a mutual fund client of the Parent and administrative support services.

2. Significant Accounting Policies

Basis of Presentation - The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America on a consolidated basis. All intercompany balances have been eliminated in consolidation.

Effective July 1, 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162." The FASB Accounting Standards Codification (FASB ASC) will be the single source of authoritative nongovernmental generally accepted accounting principles (GAAP) in the United States of America. The FASB ASC is effective for financial statements that cover interim and annual periods ending after September 15, 2009. Other than resolving certain minor inconsistencies in current GAAP, the FASB ASC is not intended to change GAAP, but rather to make it easier to review and research GAAP applicable to a particular transaction or specific accounting issue. Technical references to GAAP included in these Notes to Consolidated Financial Statements are provided under the new FASB ASC structure.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ("'40 Act").

Accounts Receivable - Accounts receivable includes amounts due for the performance of distribution and support services.

Investments - Investments consist of shares of registered mutual fund investment companies and are stated at estimated fair value with realized and unrealized gains and losses recorded in "Investment income" in the consolidated statement of income.

Goodwill - Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. The Company annually evaluates goodwill for impairment. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized at an amount equal to that excess. There was no impairment recognized at December 31, 2009.

Revenue Recognition - Revenue from service fees is recognized in the period the service is rendered. The Company earns distribution fee revenue from various funds based on a percentage of outstanding net assets of certain classes of shares of such funds. Monies from distribution fees are remitted to external brokers who distribute the shares of these funds to investors. Receipts and payments of distribution fees are recorded on a net basis in the consolidated statement of income as revenue and contra revenue. For the year ended December 31, 2009, distribution fees received and payable by the Company were $37,183,141.

Investment Income - Investment income is interest income earned on "Cash and cash equivalents" and "Investments" and is recognized when earned.

Out-of-Pocket Expenses - Companies that provide services as part of their central ongoing operations generally incur incidental expenses that, in practice, are commonly referred to as "out-of-pocket" expenses. These expenses often include, but are not limited to, expenses related to travel, telecommunications, postage, delivery and bank depository charges. In many cases, the Company and the client agree that the client will reimburse the Company for the actual amount of such expenses incurred. Reimbursements received for out-of-pocket expenses incurred are characterized as a component of "Service fees," while the expenses are included within "Professional and other services" and "General office expenses" in the consolidated statement of income.

2. Significant Accounting Policies (continued)

Income Taxes - The liability method is used in accounting for income taxes whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse (See Note 5).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results may differ from those estimates and those differences may or may not be material.

An adjustment was made to "Professional and other services" in the consolidated statement of income to capture an error related to expenses from a client arrangement from prior periods of $99,233. Management concluded that this adjustment was not material to the financial statements.

Recently Issued Accounting Pronouncements - In April 2009 the FASB issued new guidance which amends existing disclosure requirements about fair value of financial instruments. See Note 4 Fair Value Measurement for disclosures required by this new guidance.

In May 2009 the FASB issued new guidance related to the accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are "issued" or "available to be issued".

In August 2009, the FASB issued ASU 2009-05, Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value, which is effective for the first reporting period (including interim periods) beginning after its issuance date. This update provides further guidance for measuring liabilities at fair value when a quoted price for the liability is not available. The impact of this new guidance is not expected to have a material effect on the results of our operations or financial position.

In January 2010, the FASB issued ASU 2010-6, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements, which is effective for periods beginning after December 15, 2009. This guidance provides amendments to require new disclosures as follows: transfers in and out of Levels 1 and 2 and the reasons for the transfers, additional breakout for asset and liability categories.

3. Net Capital Requirements

PFPC Distributors, Inc. is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. PFPC Distributors, Inc. has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2009, PFPC Distributors, Inc. had net capital of $1,047,727, which was $797,727 in excess of the required net capital of $250,000. In addition, BB&T AM Distributors, Inc. and HighMark Funds Distributors, Inc. are subject to the same net capital requirements. MGI Funds Distributors, Inc. has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. At December 31, 2009 net capital for the Company's subsidiaries was as follows:

	BB&T AM Distributors, Inc.	MGI Funds Distributors, Inc.	HighMark Funds Distributors, Inc.
Net capital	$ 742,245	$ 248,993	$ 457,012
Excess net capital	$ 492,245	$ 223,993	$ 207,012

4. Fair Value Measurement

Fair value is defined in GAAP as the price that would be received to sell an asset or the price paid to transfer a liability on the measurement date. The standard focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants. GAAP establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated to observable market data for substantially the full term of the asset or liability. Level 2 assets and liabilities may include debt securities, equity securities and listed derivative contracts with quoted prices that are traded in markets that are not active, and certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs. At December 31, 2009, the Company held no Level 2 assets.

4. Fair Value Measurement (continued)

Level 3 - Unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. At December 31, 2009, the Company held no Level 3 assets.

Assets and liabilities measured at fair value on a recurring basis, including instruments for which the Company has elected the fair value option, are summarized below. Cash and cash equivalents classified as Level 1 assets include investments in open-end money market mutual funds of $6,187,066.

At December 31, 2009

	Level 1	Total
Cash and cash equivalents	$6,186,993	$6,186,993
Investments	73	73
	$6,187,066	$6,187,066

5. Income Taxes

The operating results of the Company are included in the consolidated U.S. Federal tax return and combined state tax returns of PNC and its subsidiaries. The Company accrues income taxes for Federal and State combined return on a modified separate return method so that net operating losses (or other tax attributes) are realized by the Company when these tax attributes are utilized in the consolidated tax returns. In states where the Company files separate from PNC, taxes are accrued on a separate company basis.

5. Income Taxes (continued)

The income tax provision included in the consolidated statement of income is as follows:

At December 31, 2009

Current income taxes:	
Federal	($ 215,377)
State	(4,984)
Total current income taxes	(220,361)
Deferred income taxes:	
Federal	(3,436)
State	44,654
Total deferred income taxes	41,218
Total income tax benefit	($179,143)

The provision for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35 percent to income before income taxes, primarily as a result of state income taxes.

At December 31, 2009, the Company had a net deferred income tax asset of $11,231, which resulted primarily from compensation and benefits and doubtful accounts. The asset is included on the consolidated statement of financial condition. A valuation allowance against certain of the company's state deferred tax assets has been recorded as of December 31, 2009.

At December 31, 2009

Deferred tax asset	$ 29,095
Deferred tax liability	(17,864)
Net deferred tax asset	$ 11,231

The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

The Company is included in the consolidated federal income tax return for PNC. These consolidated returns through 2003 have been audited by the Internal Revenue Service and all disputed matters have been resolved through the IRS appeals division. The Internal Revenue Service is currently examining the 2004 through 2006 consolidated federal income tax returns.

5. Income Taxes (continued)

The Company files principally in the Commonwealth of Pennsylvania, and years subsequent to 2006 remain subject to examination in that jurisdiction. However, we do not expect the results of those examinations to have a material impact on state income tax expense during the next twelve months.

At December 31, 2009, the company's subsidiaries had net operating loss carryforwards of $951,780 available which will expire from 2023 through 2029.

At December 31, 2009, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain income tax positions it has taken or expects to take in future tax returns. However, management's conclusions regarding uncertain tax positions may be subject to review and adjustments at a later date based on factors including, but not limited to, further implementation guidance from the FASB, new tax laws, regulations and administrative interpretation (including court decisions).

6. Fixed Assets

At December 31, 2009, fixed assets with a cost of $36,982 were fully depreciated. These assets represent external software and computer equipment.

7. Employee Benefit Plans

Incentive Savings Plan ("ISP") – Effective July 1, 2004, the Company, along with its Parent and the Trust Co., adopted a defined contribution plan that covers substantially all its employees and provides for employer contributions that will vary with profit levels. Contributions to this plan are made in cash and include employer basic and transitional contributions, employee elective and catch-up contributions, and a discretionary employer matching contribution which may be made in either PNC common stock or cash. Employee contributions are invested in a number of investment options available under the plan, including a PNC common stock fund and several '40 Act funds sponsored by BlackRock, Inc., an affiliated company, at the direction of the employee. ISP expenses for the Company were $43,777 for the year ended December 31, 2009 and are included in "Employee compensation and benefits" in the consolidated statement of income.

Postretirement Benefits - PNC provides certain health care and life insurance benefits for retired employees and their dependents. Postretirement benefits expense of $2,693 was allocated to the Company by PNC for the year ended December 31, 2009. No separate financial obligation data for the Company is available with respect to such plan.

7. Employee Benefit Plans (continued)

Stock Based Compensation Plan – An executive of the Company participated in PNC's stock option award plan. Expenses recognized by the Company under this plan were $6,510 due to the issuance of stock options for the year ended December 31, 2009, and are included in "Employee compensation and benefits" and "Additional paid-in capital" in the accompanying consolidated statement of income and statement of changes in shareholder's equity, respectively.

8. Related Party Transactions

Related party revenues of approximately $464,929 generated by providing distribution and administrative support services to affiliated open-end investment companies are included in "Service fees" in the consolidated statement of income.

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with the Parent, which is under common control of PNC. Accordingly, the Company has been charged for such shared costs. The Parent, PNC and certain other affiliates provide administrative, legal, human resource and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2009, these allocations totaled $1,369,445, which are included in "Allocated support services," "Professional and other services" and "General office expenses" in the consolidated statement of income. At December 31, 2009, amounts payable to related parties totaled $16,887, which is included in "Related party payable" on the consolidated statement of financial condition. At December 31, 2009, amounts receivable from related parties totaled $29,507, which is included in "Due from Parent" on the consolidated statement of financial condition.

The deferred tax asset of $11,231, recorded on the consolidated statement of financial condition, will result in an intercompany receivable. Furthermore, income taxes receivable of $180,733 recorded on the consolidated statement of financial condition will result in an intercompany receivable. For the year ended December 31, 2009, income tax payments of $129,563 were made to PNC and Trust Co. and income tax refunds of $544,480 were received from PNC and Trust Co.

The members of the Board of Directors of the Company are employees of the Company or the Parent. For the year ended December 31, 2009, the Board members did not receive any remuneration for their services.

PFPC Distributors, Inc.

Notes to Consolidated Financial Statements (continued)

December 31, 2009

9. Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and cash equivalents held in deposit accounts with PNC Bank or money market mutual funds held with an affiliate.

For the year ended December 31, 2009, approximately 24% of service fee revenue, excluding Out-of-Pocket revenue, was generated from an unaffiliated open-end investment company.

10. Consolidated Subsidiaries

The following is a summary of certain financial information regarding the Company's consolidated subsidiaries:

	BB&T AM Distributors, Inc.	MGI Funds Distributors, Inc.	HighMark Funds Distributors, Inc.	Fairholme Distributors, Inc.
Total assets	$ 1,448,125	$ 296,409	$ 1,139,977	$ 49,912
Total liabilities	549,203	3,105	550,008	42
Total equity	$ 898,922	$ 293,304	$ 589,969	$ 49,870

The above does not reflect the eliminations of intercompany receivables and payables of $24,225. Total subsidiary equity of $1,832,065 is not included as capital in the computation of the Company's net capital under rule 15c3-1.

11. Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of business. Management believes that the Company has adequate defenses and/or insurance coverage against litigation and that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows.

12. Reconciliation Between Unconsolidated FOCUS Report and Consolidated Financial Statements

For the year ended December 31, 2009, differences existed between amounts reported in the audited consolidated financial statements and those reported in the December 31, 2009 quarterly FOCUS report filing.

The following is a reconciliation of amounts reported in the FOCUS filing to amounts reported in the audited financial statements:

	Assets	Liabilities
Amounts reported per Part IIA FOCUS filing	$ 9,927,856	$ 5,554,235
Net effect of consolidation of subsidiaries	1,056,496	1,056,496
Amounts reported per audited financial statements	$ 10,984,352	$ 6,610,731

13. Subsequent Event

On February 2, 2010, PNC announced a definitive agreement for the sale of PNC Global Investment Servicing Inc. to The Bank of New York Mellon Corporation. The Company is an indirect, wholly-owned subsidiary of PNC Global Investment Servicing, Inc. The sale is intended to close during the third quarter of 2010. Management has evaluated the impact of all subsequent events on the Company following the fiscal year ended December 31, 2009, through February 25, 2010, the date the financial statements were issued, and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements other than sale of PNC Global Investment Servicing, Inc.

Supplementary Information

PFPC Distributors, Inc.

Computation of Unconcolidated Net Capital under SEC Rule 15c3-1

December 31, 2009

Net Capital:

Stockholder's equity	$	4,373,621
Deduction for nonallowable assets:		
Equity of subsidiaries		1,832,065
Accounts receivable		284,948
Intercompany receivable		48,731
Prepaid expenses		126,591
Income taxes receivable		200,250
Deferred tax asset		11,515
Goodwill		714,363
Other assets		20,075
Net capital before haircuts on securities positions		1,135,083
Haircuts on securities:		
Investment in money market mutual fund (2% of $4,367,259)		87,345
Investment in mutual funds (15% of $73)		11
Net capital	$	1,047,727

Computation of Alternative Net Capital Requirement:

Minimum net capital required	$	250,000
Net capital in excess of required minimum	$	797,727

Statement Pursuant to SEC Rule 17a-5(d)(4):

A reconciliation of the above computation to the computation of net capital under SEC Rule 15c3-1, as of December 31, 2009, filed by PFPC Distributors, Inc. in its FOCUS Part IIA Report is not required as the computations are not materially different.

PFPC Distributors, Inc.

Computation for Determination of Reserve Requirement and Information
Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2009

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." At December 31, 2009, the Company held no customer funds and had no special account balance.



PricewaterhouseCoopers LLP
100 East Pratt Street
Suite 1900
Baltimore MD 21202-1096
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5

To PFPC Distributors, Inc.:

In planning and performing our audit of the consolidated financial statements of PFPC Distributors, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010

PFPC Distributors, Inc.
(SEC I.D. No. 8-45467)

Independent Auditors' Report and
Supplemental Report on Internal Control

Consolidated Financial Statements and Unconsolidated Supplemental Schedules
for the Year Ended December 31, 2009

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT